Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

On October 9, 2003, Interwoven, Inc. and iManage, Inc. issued a joint press release announcing the date each company had set to hold its special meeting of stockholders for the purpose of approving the proposed merger between Interwoven and iManage. The text of the joint press release follows.

Interwoven Contact: Mary Ellen Ynes Interwoven, Inc. (408) 530-7043 mynes@interwoven.com	iManage Contact: Laura Heisman iManage, Inc. (650) 577-6607 lheisman@imanage.com

Interwoven and iManage Set Date for

Stockholder Meetings To Vote on Proposed Merger

SUNNYVALE, Calif. and FOSTER CITY, Calif.—October 9, 2003—Interwoven, Inc. (Nasdaq: IWOV) and iManage, Inc. (Nasdaq: IMAN) today announced that each company will hold a special meeting of stockholders on November 18, 2003, for the purpose of approving the proposed merger of Interwoven and iManage. At Interwoven’s special meeting, its stockholders will also be asked to consider and vote on a proposal to authorize a one-for-four reverse stock split.

Interwoven also announced that the Securities and Exchange Commission today declared effective the Registration Statement on Form S-4 containing the joint proxy statement/prospectus that will be mailed on or about October 14, 2003 to Interwoven and iManage stockholders in connection with each company’s special meeting.

The Interwoven special meeting of stockholders will be held on November 18, 2003 at 10:00 a.m. Pacific Standard Time at 803 11th Avenue, Sunnyvale, California. The iManage special meeting of stockholders will be held on November 18, 2003 at 10:00 a.m. Pacific Standard Time at 950 Tower Lane, Suite 500, Foster City, California.

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with the leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1200 organizations world wide including Air France, Cisco Systems, General Electric, General Motors, and Yamaha.

About iManage

Headquartered in Foster City, Calif., iManage, Inc. is a leader in collaborative document management software that enables businesses to efficiently manage and collaborate on critical business content across the extended enterprise. More than 600,000 professionals in 1,300 businesses have transformed their organizations with the iManage WorkSite solution.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On October 8, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 (File No. 333-108262) containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of Interwoven and iManage are urged to read this definitive joint proxy statement/prospectus and any other relevant materials filed by Interwoven and iManage with the SEC because they contain, or will contain, important information about Interwoven, iManage and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the definitive joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on October 8, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

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